

Mail Stop 6010

April 21, 2008

Mr. Stewart Wang
Chief Executive Officer
Taitron Components Incorporated
28040 West Harrison Parkway
Valencia, CA 91355

>   **Re: Taitron Components Incorporated**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **File No. 000-25844**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Consolidated Balance Sheet, page 19

1.   We note your significant inventory balance at December 31, 2007, which is net of
        approximately $2.5 million of inventory reserves. We also note your disclosures on page
        13 that "if all or a substantial portion of the inventory was required to be immediately
        liquidated…we may not realize the full carrying value of [your] reported inventories."
        Finally, we note the disclosure in Note 9 on page 30 that in addition to the large inventory
        balance, you also have inventory purchase commitments of $1.5 million as of December
        31, 2007. As such, we note that the combined current inventory balance and current
        inventory purchase commitments appears to represent approximately three years of
        inventory on hand as of December 31, 2007. Please address the following:

        •   Please explain to us why you believe that your inventory is appropriately valued at
            the lower of cost or market as of December 31, 2007. In light of the fact that you
            have over two years of inventory on hand, please include specific discussion of the
            risk of obsolescence of your inventory.

        •   Revise your discussion under Critical Accounting Policies in MD&A in future filings
            to describe your inventory reserve analysis in greater detail. Discuss the inventory
            balance in relation to current sales trends. Also discuss your judgments regarding the
            risk of obsolescence in connection with the large inventory balance. Finally, please
            note that your inventory reserve discussion should also consider any inventory
            purchase commitments you may have. Refer to SEC Release 33-8350 for additional
            guidance regarding discussion of Critical Accounting Estimates.

Consolidated Statement of Cash Flows, page 22

2.   We note that the effect of exchange rates on cash of $37,000 and $24,000 for 2006 and
        2007, respectively, are the same as the foreign currency translations on your consolidated
        statements of shareholders' equity. Please tell us whether you prepared the statement of
        cash flows using the exchange rates in effect at the time of the cash flows in accordance
        with paragraph 25 of SFAS 95. Revise as necessary in future filings.

Notes to Consolidated Financial Statements, page 23

3.   We note from page 22 that you invested $148,000 in joint ventures during fiscal 2007.
        Please revise your notes in future filings to disclose your material investments. Disclose
        the nature of these investments, your percentage ownership of each investment, and your
        accounting policy for any investments.

Note 7. Stock Options, page 29

4.   We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise this note in future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Item 8A. Controls and Procedures, page 31

5.   We note that you provided management's annual report on internal control over financial reporting as of December 31, 2007 pursuant to Item 308T of Regulation S-K. However, we note that you did not provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please tell us and revise future filings to clearly disclose the framework utilized by management to evaluate your effectiveness of your internal control over financial reporting. Refer to Item 308T9(a)(2) of Regulation S-K.

Exhibit 31.1

6.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note that the Rule 13a-14(a) certifications included with this filing omit (i) paragraph 4(b) and (ii) the portion of the introductory language in paragraph 4 that refers to the responsibility of the certifying officers for establishing and maintaining the registrant's internal control over financial reporting. Please amend your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B. Please note that we would not object if you elected to file an abbreviated amendment that includes the cover page, an explanatory note, the signature page, and paragraphs 1, 2, 4 and 5 of the certifications.

        As appropriate, please amend your December 31, 2007 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief